Exhibit 99.1

Press Release

Sarclisa induction treatment demonstrated significantly improved progression-free survival in patients with newly diagnosed multiple myeloma eligible for transplant

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Sarclisa (isatuximab) in combination with standard-of-care lenalidomide, bortezomib, and dexamethasone (RVd) during 18-week induction treatment followed by transplant resulted in a statistically significant and clinically meaningful improvement in progression-free survival compared to RVd induction therapy, regardless of maintenance therapy assignment, in the investigational use for transplant-eligible newly diagnosed multiple myeloma (NDMM)

●	GMMG-HD7 is one of six phase 3 studies to report positive results for Sarclisa in multiple myeloma (MM), which includes four positive readouts of a Sarclisa-based quadruplet in the frontline setting
●	Results reinforce the potential of Sarclisa as a backbone therapy when added to the current standard-of-care in various MM patient populations

Paris, August 8, 2024. New results from the two-part, double-randomized, German-speaking Myeloma Multicenter Group (GMMG)-HD7 phase 3 study show that Sarclisa (isatuximab) in combination with lenalidomide, bortezomib, and dexamethasone (RVd) during induction therapy in transplant-eligible, newly diagnosed multiple myeloma (NDMM) significantly prolonged progression-free survival (PFS) from first randomization, resulting in a statistically significant and clinically meaningful reduction in disease progression or death, compared to RVd induction regardless of the maintenance regimen. Full results will be submitted for presentation at a forthcoming medical meeting.

Hartmut Goldschmidt, MD

President of GMMG, Professor of Medicine at the Heidelberg University Hospital (UKHD), Germany and principal investigator of the study

“Successful induction therapy is one of the most critical components to reduce the relapse or recurrence risk in patients with newly diagnosed multiple myeloma. While we observed this investigational combination showed improved minimal residual disease negativity rates in the bone marrow, indicating potentially deeper responses after induction, further follow-up was needed to better understand how this translated to long-term outcomes. These data provide evidence that the Isa-RVd regimen potentially improves progression-free survival in the frontline, transplant-eligible population and supports the potential of this quadruplet to become a new standard-of-care induction regimen in this treatment setting.”

GMMG-HD7 is one of six phase 3 studies to report positive results for Sarclisa in patients with multiple myeloma, which includes four positive readouts of a Sarclisa-based quadruplet in the frontline setting. The most recent included results from the IMROZ phase 3 study evaluating the investigational use of Sarclisa with VRd versus VRd for patients with transplant-ineligible NDMM, demonstrating a statistically significant and clinically meaningful improvement in PFS and a higher proportion of patients with minimal residual disease (MRD) negativity.

Dietmar Berger, MD, PhD

Chief Medical Officer and Global Head of Development at Sanofi

“The GMMG-HD7 study was designed to better understand the distinct effect of targeting CD38 with Sarclisa in induction versus maintenance treatment of transplant-eligible patients. These data build upon our belief that Sarclisa has the potential to be a best-in-class CD38 therapy that could improve long-term outcomes versus the standard-of-care for certain patients. We look forward to the full data presentation and continuing our mission of helping make a meaningful difference for people living with multiple myeloma.”

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In December 2021, Sanofi and GMMG shared the results from part one, which met the primary endpoint of MRD negativity after induction therapy and before transplant in NDMM patients. The GMMG-initiated study is being conducted in close collaboration with Sanofi based on jointly defined research. Sanofi provided financial support to GMMG for this study. The use of Sarclisa in combination with RVd is investigational and has not been evaluated by any regulatory authority.

While considered a rare disease, MM is the second most common hematologic malignancy,1 with more than 180,000 new diagnoses of MM worldwide yearly.2 Despite available treatments, MM remains an incurable malignancy in most patients with an estimated 61% five-year survival rate for newly diagnosed patients.3 Since MM does not have a cure, most patients will relapse. Relapsed MM is the term for when the cancer returns after treatment or a period of remission. Refractory MM refers to when the cancer does not respond or no longer responds to therapy.

About the GMMG-HD7 study

GMMG-HD7 is a pivotal randomized, open-label, multicenter, 2-part phase 3 study evaluating Sarclisa in combination with RVd versus RVd induction followed by post-transplant re-randomization to Sarclisa plus lenalidomide versus lenalidomide maintenance in transplant-eligible NDMM patients. The study enrolled 662 patients with transplant-eligible NDMM across 67 sites in Germany. In the first part of the study, all participants were equally randomized to receive three 42-day cycles of RVd in both arms of the study, while Sarclisa was added to only one study arm. In the second part of the study, patients were re-randomized post-transplant to receive Sarclisa plus lenalidomide or lenalidomide alone as maintenance therapy. During the study, Sarclisa was administered through an intravenous infusion at a dose of 10 mg/kg once weekly for the first four weeks of cycle one, then every other week for the rest of the induction period.

MRD negativity was assessed by next-generation flow cytometry (sensitivity of 1x10-5) after induction. In the latest readout of the study, PFS for both Sarclisa plus RVd as an induction therapy, regardless of maintenance treatment, and Sarclisa plus lenalidomide as a maintenance regimen were measured from first randomization.

GMMG-HD7 protocol defined the primary endpoints of MRD negativity after induction treatment for the first part of the study, and PFS following the second randomization after transplant for part two of the study, in which Sarclisa was added to lenalidomide maintenance, with the latter primary endpoint anticipated to be available at a later date. The key secondary endpoint for the first part of the study was PFS from first randomization. Additional secondary endpoints included rates of complete response after induction, and intensification, overall survival, and safety.

About Sarclisa

Sarclisa (isatuximab) is a monoclonal antibody that binds to a specific epitope on the CD38 receptor on MM cells, inducing distinct antitumor activity. It is designed to work through multiple mechanisms of action including programmed tumor cell death (apoptosis) and immunomodulatory activity. CD38 is highly and uniformly expressed on the surface of MM cells, making it a target for antibody-based therapeutics such as Sarclisa.

Based on the ICARIA-MM phase 3 study, Sarclisa is approved in more than 50 countries, including the US and the EU, in combination with pomalidomide and dexamethasone for the treatment of patients with relapsed refractory MM (RRMM) who have received ≥2 prior therapies, including lenalidomide and a proteasome inhibitor and who progressed on last therapy. Based on the IKEMA phase 3 study, Sarclisa is also approved in 50 countries in combination with carfilzomib and dexamethasone, including in the US for the treatment of patients with RRMM who have received 1–3 prior lines of therapy and in the EU for patients with MM who have received at least one prior therapy. In the US, the non-proprietary name for Sarclisa is isatuximab-irfc, with irfc as the suffix designated in accordance with nonproprietary naming of biological products guidance for industry issued by the US Food and Drug Administration.

Sarclisa continues to be evaluated in multiple ongoing phase 3 clinical studies in combination with current standard treatments across the MM treatment continuum. It is also under

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investigation for the treatment of other hematologic malignancies, and its safety and efficacy have not been evaluated by any regulatory authority outside of its approved indication.

Sanofi is committed to pursuing the advancement of Sarclisa through several investigational studies across the MM treatment continuum. Various patient-centric clinical development programs aim to bring Sarclisa to more patients, intercept the disease earlier in the treatment journey, and explore potential new combinations including assessing subcutaneous administration via a proprietary on body device system. The safety and efficacy of Sarclisa has not been evaluated by any regulatory authority outside of its approved indications and methods of delivery.

In striving to become the number one immunoscience company globally, there is a commitment to advancing oncology innovation. The pipeline is being reshaped and prioritized, leveraging expertise in immunoscience to drive progress. Efforts are centered on select hematologic malignancies and solid tumors with critical unmet needs, including multiple myeloma, acute myeloid leukemia, certain types of lymphomas, as well as gastrointestinal and lung cancers.

For more information on Sarclisa clinical studies, please visit www.clinicaltrials.gov.

About the German-speaking Myeloma Multicenter Group (GMMG)

GMMG is the largest study group focusing on MM in Germany, with headquarters based in Heidelberg. Within the last 20+ years, the GMMG study group has performed numerous studies including five randomized, multicenter phase 3 studies with 4,000 patients enrolled from about 90 participating and co-treating centers throughout Germany. The overall goal of GMMG is to generate improved therapies for myeloma patients through the development and testing of novel and personalized, genome- and signaling-driven treatment strategies. The GMMG has set itself the goal of achieving further approvals for effective antibody-based drug combinations for the first-line treatment of myeloma patients, in which antibody-based treatment regimens have been integrated into seven GMMG study concepts (CONCEPT, DANTE, DADA, HD6, HD7, HD8, HD9 and HD10).

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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1 Kazandjian. Multiple myeloma epidemiology and survival: A unique malignancy. Semin Oncol. 2016;43(6):676-681. doi:10.1053/j/seminoncol.2016.11.004.

2 World Health Organization. Multiple Myeloma. 35-multiple-myeloma-fact-sheet.pdf (who.int). Accessed March 2024.

3 National Cancer Institute. Surveillance, Epidemiology, and End Results Program (SEER). Cancer Stat Facts: Myeloma. Available at: https://seer.cancer.gov/statfacts/html/mulmy.html. Accessed August 2024.

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